SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934

                      AFFIRMATIVE INSURANCE HOLDINGS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    008272106
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                                 (CUSIP Number)

                                 Andrew G. Bluhm
                              DSC AFFM Manager LLC
                       900 N. Michigan Avenue, Suite 1900
                             Chicago, Illinois 60611
                            Telephone: (312) 915-2400
                            Facsimile: (312) 915-2487
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 With a copy to:
                            Thomas W. Greenberg, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                 August 4, 2006
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
   (entities only)

          DSC AFFM Manager LLC
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                        (a) [X]
                                                        (b) [ ]
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3. SEC USE ONLY

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4. Source of Funds (See Instructions)

          AF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)
                                                             [ ]
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6. Citizenship or Place of Organization

   Delaware
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Number of                     7.      Sole Voting Power
Shares
Beneficially                           0
Owned by                     --------------------------------------------------
Each
Reporting                     8.      Shared Voting Power
Person with
                                      7,860,927 (See Item 5)
                              --------------------------------------------------

                              9.      Sole Dispositive Power

                                      0

                              --------------------------------------------------
                              10.     Shared Dispositive Power
                                      7,860,927 (See Item 5)
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

    7,860,927 (See Item 5)

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                  [  ]

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    51.9% (See Item 5)

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14. Type of Reporting Person (See Instructions)

    OO
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


-------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

    Andrew G. Bluhm
-------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                     (a) [X]
                                                     (b) [ ]

-------------------------------------------------------------------------------
3. SEC USE ONLY

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4. Source of Funds (See Instructions)

   AF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)
                                                          [  ]

-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    U.S. Citizen

-------------------------------------------- ------- --------------------------
Number of                     7.      Sole Voting Power
Shares
Beneficially                          0
Owned by                      -------------------------------------------------
Each
Reporting                     8.      Shared Voting Power
Person with
                                      7,860,927 (See Item 5)

                             --------------------------------------------------

                              9.      Sole Dispositive Power

                                      0
                              -------------------------------------------------
                              10.     Shared Dispositive Power

                                      7,860,927 (See Item 5)

-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    7,860,927 (See Item 5)
-------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                               [  ]

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    51.9% (See Item 5)

-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

    New Affirmative LLC
-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                (a)  [X]
                                                (b)  [ ]
-------------------------------------------------------------------------------
3. SEC USE ONLY

-------------------------------------------------------------------------------

4.  Source of Funds (See Instructions)

    AF, OO
-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                     [  ]

-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
-------------------------------------------------------------------------------

Number of                     7.      Sole Voting Power
Shares
Beneficially                          0
Owned by                      -------------------------------------------------
Each
Reporting                     8.      Shared Voting Power
Person with
                                      7,860,927 (See Item 5)
                              -------------------------------------------------

                              9.      Sole Dispositive Power

                                      0
                              -------------------------------------------------
                             10.      Shared Dispositive Power

                                      7,860,927 (See Item 5)

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    7,860,927 (See Item 5)

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                                                                [  ]

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    51.9% (See Item 5)

-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

           OO
-------------------------------------------------------------------------------

                  This Statement on Schedule 13D/A (the "Statement") is being filed as Amendment No. 5 to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 13, 2005 (the "Original Statement"), as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 14, 2005 (the "First Amendment"), Amendment No. 2 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on June 30, 2005 (the "Second Amendment"), Amendment No. 3 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 26, 2005 (the "Third Amendment") and Amendment No. 4 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 31, 2005 (the "Fourth Amendment"). Capitalized terms used but not defined herein have the meaning set forth in the Original Statement, the First Amendment, Second Amendment, the Third Amendment of the Fourth Amendment.

Item 4. Purpose of Transaction.

Item 4 is hereby supplementally amended as follows:

                  On August 4, 2006, DSC AFFM entered into a purchase agreement (the "DSC/Affirmative Purchase Agreement") with Affirmative Investment pursuant to which DSC AFFM agreed to sell to Affirmative Investment all of the membership units of NAL owned by DSC AFFM, which represent an aggregate of 50% of the outstanding membership units of NAL. Upon consummation of the transactions contemplated by the DSC/Affirmative Purchase Agreement, DSC AFFM will cease to own any interest in NAL and will no longer beneficially own any shares of Common Stock; however, DSC AFFM currently remains the beneficial owner of all shares of Common Stock reported in this Statement.

                  The consummation of the transactions contemplated by the DSC/Affirmative Purchase Agreement is subject to various conditions, including but not limited to: (i) the absence of any law, judgment, injunction or decree being in effect which prohibits the consummation of transactions contemplated by the DSC/Affirmative Purchase Agreement and (ii) the representations and warranties in the DSC/Affirmative Purchase Agreement being true and correct (or in some cases true and correct in all material respects) as of the date of consummation of such transactions. Unless delayed by a requirement to fulfill a condition to closing, the parties have agreed to consummate the transactions contemplated by the DSC/Affirmative Purchase Agreement on August 31, 2006. A copy of the DSC/Affirmative Purchase Agreement is attached as Exhibit A hereto.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplementally amended by reference to the disclosures in Item 4 of this Statement.


Item 7. Material to be Filed as Exhibits.

         Exhibit A         Purchase Agreement, dated August 4, 2006, by and
                           among DSC AFFM and Affirmative Investment

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                             DSC AFFM MANAGER LLC

                                             By:  /s/ Andrew G. Bluhm
                                                -------------------------------
                                                  Name:  Andrew G. Bluhm
                                                  Title: Member


                                            ANDREW G. BLUHM

                                            /s/ Andrew G. Bluhm
                                            -----------------------------------


                                            NEW AFFIRMATIVE LLC

                                             By:  /s/ Michael J. Ryan
                                                  -----------------------------
                                                  Name:  Michael J. Ryan
                                                  Title: Authorized Person


                                             By:  /s/ Avshalom Kalichstein
                                                 ------------------------------
                                                 Name:  Avshalom Kalichstein
                                                 Title: Authorized Person

Dated: August 8, 2006